

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-mail
Mr. John Marmora
President and Chief Executive Officer
Rockford Minerals, Inc.
1057 Parkinson Road, Unit #9
Woodstock, Ontario, Canada N4S 7W3

> **Re: Rockford Minerals, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 3, 2013**
> **File No. 001-34911**

Dear Mr. Marmora:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement

1. We note your response to comments 5, 45 and 47 of our letter dated July 30, 2013. Please address the following comments.

    - Tell us whether you have agreements with the sole director of the Subco ("Mr. Marmora") and other preferred shareholders of Subco to exchange the preferred shares into your common stock. In addition, tell us if such director has entered into an agreement to approve the exchange. If you do not have any such agreements, tell us how you concluded that the former shareholders of Topic Spa Inc. have control of you.
    - Tell us whether each preferred share has a one-to-one vote with the common stock on all matters related to Subco. If not, tell us the circumstances in which the preferred share does not have a one-to-one vote with the common stock.

- If Mr. Marmora exchanges his preferred shares, we note that he will have more than 35% voting interest based on your risk factor disclosures. Please tell us how Mr. Marmora's 35% voting interest results in majority control of you.
- We note that Subco acquired 78% of Tropic Spa's common stock. Tell us who owned the remaining 22% of Tropic Spa's common stock. Identify each owner, the percentage owned and the relationship, if any, to each shareholder of Tropic Spa.
- As previously requested, tell us the nature and term(s) of each right and restriction of the preferred share. We note the disclosures under "Introduction."

2. Please explain why Callco was formed and its role in the exchange and under the Exchange Agreement.

3. We note your response to comment 6 of our letter dated July 30, 2013. Please either affirmatively state that you have disclosed all the material provisions of the Exchange Agreement or remove the language throughout the document that your disclosure is "qualified in its entirety by reference to the complete text of the Exchange Agreement filed as Exhibit 10.1."

4. We note your response to comment 6 of our letter dated July 30, 2013. Revise to disclose Mr. Glenn Collick's role as a promoter and the benefits received for his participation. Please confirm whether there were any other third parties or promoters that played a material role in arranging or facilitating the business transaction.

Description of Business

Our Corporate History and Background

5. Your response to comment 11 of our letter dated July 30, 2013, with respect to the Share Subscription Agreements, does not match your disclosure regarding the acquisition of your patent. Please reconcile your explanation of how you acquired your patent.

6. We note that you revised your disclosure to refer to six (rather than five) companies who entered into share subscription agreements with Tropic Spa on November 19, 2007. Please explain why the remaining disclosure regarding the share subscription agreements continues to refer to five companies.

Home Use Tanning Spray

7. We reissue comment 14 of our letter dated July 30, 2013. Please revise to provide a reasonable explanation and basis for your belief that only one home use spray tanning machine, the ShowerTan system, is comparable to your product. You should reference and provide citations to independent reports and market analysis to support your position.

Marketing Plan

8. We note your response to comment 17 of our letter dated July 30, 2013. Please revise to include your explanation of specific marketing expenses under "Management's Discussion and Analysis." You should provide sufficient detail and reasoning for these expenses in order to explain the significance of your marketing efforts.

9. Please disclose under what brand you intend to market your tanning products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations

10. We note your response to comment 29 of our letter dated July 30, 2013. Please expand the last paragraph to discuss your plans if you are unable to obtain financing.

Results of Operations

11. We note that revenue from flyer distribution accounts for a significant percentage of your total revenue in recent periods. Please explain in greater detail how you coordinated this arrangement to provide advertising brochures within your home mist tanning unit package. Further, please explain the material terms of your arrangement with the fitness company, including whether your revenue is fee-based or a percentage-based. Also, disclose the risks associated with relying on this revenue stream given that your intended business focus is to sell home mist tanning sprays.

Critical Accounting Policies

Intangible Assets, page 21

12. We note your response to comment 30 of our letter dated July 30, 2013. Please revise to amortize the patent from the date of issuance (September 29, 2009) to its remaining life (September 29, 2026). We believe that your patent has a limited life and the amortization should be consistent with the passage of time rather than when revenues are generated.

13. We note your response to comment 31 of our letter dated July 30, 2013. We note in Note 1 of the financial statements, Nature of Operations, that "Tropic Spa Group Inc. ("TSGI") incurred an additional $2,685,104 on the continued development of the Home Mist Tanning system and application for and the acquisition of the patent." It appears that such costs were included in the fully capitalized amount of $6,342,279 recorded on the balance sheet at May 31, 2013. Please revise your disclosure throughout the document (as applicable) and/or advise why the $2,685,104 of costs is not included in the patent carrying value. In addition, tell us in detail the factors you considered in concluding that the fair value of the patent is based on the fair value of your common stock issued and not

the fair value of the patent as determined using a valuation methodology. Include in your response how you determined the fair value of the common stock issued for the patent.

Liquidity and Capital Resources

14. We note your response to comment 28 of our letter dated July 30, 2013. Please include this disclosure in your next amendment.

15. We note your response to comment 32 of our letter dated July 30, 2013. Please file the February 2012 agreement with the Flaman Group of Companies as an exhibit in your next amendment or explain why you are not substantially dependent upon this agreement.

Certain Relationships and Related Transactions, and Director Independence

16. We note your response to comment 37 of our letter dated July 30, 2013 and are unable to agree. Please identify Mr. Glenn Collick as a promoter pursuant to Item 404(c).

Description of Securities

17. We reissue comment 39 of our letter dated July 30, 2013. We note your reiteration of information from the "Introduction" section. Please briefly explain how these agreements under the Share Exchange Agreement impact the rights of the registrant's stockholders.

18. Please explain the purpose and effect of the terms of the preferred shares of Subco, including exchange rights, retraction and redemption.

Exhibit 99.3. Unaudited Financial Statements for the Period Ended May 31, 2013

General

19. We note your reference to the work of your auditors in your responses to comments 5 and 44-46 of our letter dated July 30, 2013. Please tell us the involvement of your auditors in the preparation of your audited financial statements.

Exhibit 99.4. Unaudited Pro Forma Financial Statements for the Period Ended April 30, 2013

20. Please update the pro forma balance sheet to include the historical information as of May 31, 2013 for Tropic Spa Inc.

21. Please update the interim pro forma statement operations to include the historical information for the six months ended April 30, 2013 for Rockford Minerals, Inc. and for the six months ended May 31, 2013 for Tropic Spa Inc.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney Advisor, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Christopher Little, Esq.
        Bacchus Law Corporation